November 28, 2007

United States

Securities and Exchange Commission

Washington, D.C.  20549-7010

Attn: Lisa Haynes
            Staff Accountant

RE:     Form 10-K for the fiscal year ended December 31, 2006

Form 10-K/A for the fiscal year ended December 31, 2006 Form 10-QSB for the quarter ended March 31, 2007
Form 10-QSB for the quarter ended June 30, 2007
File No. 000-50842

Dear Ms. Haynes:

    Thank you for your letter dated September 28, 2007 regarding the above filings.  We appreciate your comments, and want to ensure that we comply with all applicable disclosure requirements and enhancement of overall disclosures wherever possible.  We have been as detailed as necessary in providing the information so you may better understand our disclosures.  If you have any additional questions, or comments please feel free to call me at 866-765-4940.

 Following are our responses and what revisions look like in any amended Form 10-KSBA as of December 31, 2006 and Form 10Q-for the six months ended June 30, 2007.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31 2006

General

2.  We note your statements in response to comments 5 and 15 from our letter dated July    13, 2007 that you will make certain amendments to your Form 10-KSB/A for the year     ended December 31, 2006. We also note that you did not respond to comment 2 which asked you to amend your Form 10-KSB/A for the year ended December 31,    2006 to include a brief summary of the reasons for the first amended filing. Please   tell us your plans for filing these amendments.

Response:

We were in the process of changing our independent auditors to a local firm, and due to certain investors filing Chapter 7 “Involuntary Bankruptcy” against the company, we had been unable to amend our 12/31/06 report in response to your comments #5, #15 and #2.  On November 20, 2007 the 10KSBA was filed along with the 8-K for the change in independent auditors.

 Following are the revisions which were made and issued in our amended 10-KSBA as of December 31, 2006 in response to your comment #2 regarding including a brief summary to explain the reasons for the amended filing. We have included the following before footnote #1 in the Notes to Financial Statements.

“The financial statements have been restated to correct the accounting for interest accruals and related interest expense. Earth Biofuels, Inc.(the "Company") determined that it will be necessary to restate its previously-issued financial statements contained in it’s Annual Report on Form 10-KSB for the year ended December 31, 2006. The financial statements are being restated to adjust accrued interest and registration penalties, as discussed further in note 2 below.”

Following are the revisions which were made and issued in our amended 10-KSBA as of December 31, 2006 in response to your comment #5 regarding amended disclosures discussing the existence of any material weaknesses and the effect of the restatements on our conclusions regarding the effectiveness of disclosure controls and procedures.

Our management, including the principal executive officer and principal financial officer, evaluated our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) related to the recording, processing, summarization and reporting of information in our reports that we file with the SEC. These disclosure controls and procedures have been designed to provide reasonable assurance that material information relating to us, including our subsidiaries, is made known to our management, including these officers, by other of our employees, and that this information is recorded, processed, summarized, evaluated and reported, as applicable, within the time periods specified in the Sec’s rules and forms.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in there being a more than remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, the Company and its independent auditors Malone & Bailey determined that there were control deficiencies that constituted material weaknesses, as described below.

The Company in certain instances lacked the technical expertise and did not maintain adequate procedures to ensure that the accounting for share based transactions under Statement of Financial Accounting Standards No. 123R, “Share-Based Payments” and EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” was appropriate. This material weakness contributed to the restatement of prior financial statements for the quarters ended June 30, 2006, and September 30, 2006.

In addition the Company did not maintain a sufficient complement of personnel with an appropriate level of technical accounting knowledge, experience, and training in the application of generally accepted accounting principles commensurate with the Company’s complex financial accounting and reporting requirements and low materiality thresholds. This was evidenced by a significant number of out-of-period adjustments noted during the year-end closing process related to impairment on investments and accruals of registration penalties and interest expense. This material weakness contributed to the restatement of the financial statements as of December 31, 2006.

 Due to the previously reported material weaknesses, as evidenced by the significant number and magnitude of out-of-period adjustments identified during the year-end closing process and the resulting restatements related to share based compensation and accounting adjustments, management has concluded that the controls over the period-end financial reporting process were not operating effectively. Specifically, controls were not effective to ensure that significant non-routine transactions, accounting estimates, and other adjustments were appropriately reviewed, analyzed, and monitored on a timely basis, and failure to establish the appropriate communication and coordination between relevant departments involved in complex financial transactions.

A material weakness in the period-end financial reporting process could result in the Corporation not being able to meet its regulatory filing deadlines and, if not remediated, has the potential to cause a material misstatement or to miss a filing deadline in the future.

Our management, including our CEO and CFO, does not expect that our Disclosure Controls or our internal controls will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with associated policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

The corporation is in the process of developing and implementing remediation plans to address our material weaknesses.  Management has taken the following actions during the last quarter of 2006 and the first two quarters of 2007 to improve the internal controls over financial reporting.

1.  Reorganize and restructure the Accounting department by (a) revising the reporting structure and establishing clear roles, responsibilities, and accountability, (b) hiring additional technical accounting personnel to address Earth’s complex accounting and financial reporting requirements, and (c) assessing the technical accounting capabilities in the operating units to ensure the right complement of knowledge, skills, and training.

2.  Improve period-end closing procedures by (a) requiring all significant non-routine transactions to be reviewed by Corporate Accounting, (b) ensuring that account reconciliations and analyses for significant financial statement accounts are reviewed for completeness and accuracy by qualified accounting personnel, (c) implementing a process that ensures the timely review and approval of complex accounting estimates by qualified accounting personnel and subject matter experts, where appropriate, and (d) developing better monitoring controls.

In light of this, management has augmented the resources in Accounting by utilizing external resources in technical accounting areas and implemented additional closing procedures for the year ended December 31, 2006. As a result, management believes that there are no material inaccuracies or omissions of material fact and, to the best of its knowledge, believes that the consolidated financial statements for the year ended December 31, 2006 fairly present in all material respects the financial condition and results of operations for the Corporation in conformity with accounting principles generally accepted in the United States of America.

Extension of Compliance Date for Management’s Report on Internal Control Over Financial Reporting

Earth is a non-accelerated filer as defined in Rule 12b-2 of the Exchange Act. On September 21, 2005, the Securities and Exchange Commission extended the compliance dates for non-accelerated filers concerning the provisions of Exchange Act Rule 13a-15(d) or 15d-15(d), whichever applies, requiring an evaluation of changes to internal control over financial reporting requirements with respect to Earth’s first periodic report due after the first annual report that must include management’s report on internal control over financial reporting. A company that is a non-accelerated filer must begin to comply with these requirements for its first fiscal year ending on or after July 15, 2007. In addition, the compliance period was extended to the amended portion of the introductory language in paragraph 4 of the certification required by Exchange Act Rules 13a-14(a) and 15d-14(a) that refers to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting for Earth, as well as paragraph 4(b). The amended language must be provided in the first annual report required to contain management’s internal control report and in all periodic reports filed thereafter. The extended compliance dates also apply to the amendments of Exchange Act Rules 13a-15(a) and 15d-15(a) relating to the maintenance of internal control over financial reporting.

Under the internal control reporting provisions of the Exchange Act, management will be responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Earth’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Earth; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Earth are being made only in accordance with authorizations of management and directors of Earth; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Earth’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Prior to the extended deadline in 2007, management will conduct an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management will determine whether Earth’s internal control over financial reporting is effective. Management’s assessment of the effectiveness of Earth’s internal control over financial reporting will be audited by an independent registered public accounting firm and stated in their report which will be included in Earth’s Form 10-KSB filing.

There were no changes in our internal controls (except as noted above) that have materially affected, or are reasonably likely to materially affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Revisions were made and issued in our amended 10-KSBA as of December 31, 2006 in response to your comment #15 regarding grouping $487,000 in realized losses on trading securities within other income and expenses versus within other comprehensive income and losses on our consolidated statement of operations as these amounts related to trading securities versus available for sale securities.

Business

Moses Lakes, Washington, page 11

3.  We note your response to comment 3 from our letter dated July 13, 2007. It appears     from your response that you are using recent events, instead of information available as of December 31, 2006 to explain why amounts due under the letter of intent were not accrued as of December 31, 2006. For each of the payments totaling $7.13 million, please tell us the due dates of such payments as set forth in the December 20, 2006 letter of intent. For each payment, please also indicate the criteria used by management as of December 31, 2006 to determine that your obligations under the letter of intent were not probable at that time.

Response:

 Initial cash payments of $7.13 million were not due until reaching construction of a 12 million gallon per year Ethanol plant, and since construction had not commenced as of the end of December 31, 2006, it was determined that the liabilities were not probable and no accrual was deemed necessary at the time. In addition, the recent events were evidence that as of December 31, 2006 construction had still yet to commence, and based on the new terms of the revised agreements the future liabilities were not in fact probable, but remote at that point.

The establishment of any liability would have also resulted in the recording of an asset of equal value as an investment in MosesLake.  Since this asset was in pre-construction and given the fact the liability would not be valid until construction was complete, neither the investment nor the liability was recorded as of December 31, 2006 nor thru today.

            Management considered Statement of Financial Accounting Concepts No. 6. “Con 6”. which states that liabilities are probable future sacrifices of economic benefits arising from present obligations of a particular entity to transfer assets to other entities in the future as a result of past transactions or events. Even though the acquisition agreement provides for future cash payments, these are not probable liabilities of the company as defined by Statement of Financial Accounting Concepts No. 6.

Management considered FAS 5 Accounting for Contingencies which states that unless it is probable that a liability has been incurred at the date of the financial statements (probable that one or more future events will occur confirming the fact) and the amount can be reasonably estimated, then the contingency should be recorded as of the date of the financial statements.

The agreement states that on or before the proposed merger (whereby Earth merges with a new company called LiquaNewco on or before February 20, 2007), Earth will pay $2,000,000 to Liquafaction in consideration of their contribution of equipment to the new company and to provide for continuing operations.

Upon the above merger or delivery of equipment which ever is last Earth agreed to pay an additional 1,675,000, and an additional $3,455,000 was to be paid upon completion and delivery of 12 mgy of production of construction.

The merger did not take place on February 20, 2007, nor was construction started as planned.  Since this investment and all payments were predicated on this merger, and since this merger had not occurred on the original date, and based on litigation and termination regarding this investment which was also disclosed in the legal matters in the 10K, the above liabilities and investment was not accrued as of December 31, 2006.

 Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm page F-2

4. We note your response to comment 8 from our letter dated July 13, 2007. Please tell      us whether you intend to have one auditor audit more than 50% of the assets and 50%  of the revenues of your consolidated financial statements beginning with the fiscal year ended December 31, 2007. If not, please explain for us how you would meet the requirement for a primary auditor as described in the AICPA's Codification of Auditing Standards Section AU 543.

Response:

We will have one auditor audit more than 50% of the assets and 50% of the revenues of our consolidated financial statements beginning with the fiscal year ended December 31, 2007.

Consolidated Statements of Operations and Comprehensive Loss, page F-4

5. It appears from your responses to comments 7 and 9 from our letter dated July 13, 2007 that you exclude compensation and depreciation expense from your presentation of cost of sales. Please tell us how you determined that there is no element of compensation or depreciation expense which is directly attributable to the generation of your revenue.

Response:

Earth LNG does not produce or manufacture Natural Gas. Earth LNG purchases Natural Gas and by a freezing process converts it to LNG.  The depreciation and compensation costs were therefore not allocated to the products sold or to the services rendered but are included in other operating expenses after gross profit in the interim fiscal periods as incurred. We have also revised our income statement so that the cost of sales line reads as requested: “Cost of Sales (exclusive of items shown separately below).”

6. As a related matter, please revise your MD&A in future filings to clearly indicate that       your decision to exclude depreciation expense from cost of sales may cause your        gross profit margins to be incomparable to those of other entities, since some entities include depreciation expense associated with equipment directly related to generatingrevenues in their gross profit measure. Please also revise your income statement so that the cost of sales line item reads somewhat as follows: "Cost of goods sold (exclusive of items shown separately below)" or "Cost of goods sold (exclusive of depreciation and amortization shown separately below)." Refer to SAB Topic 11:B.

Response:

We will revise the Q3 MD&A Section and future filings to clearly indicate our decision to exclude depreciation expense from cost of sales.

We will also revise our income statement so that the cost of sales line reads as requested: “Cost of Sales (exclusive of items shown separately below).”

   Note 8 - Investments Advances and Notes Receivable from Related Parties, page F-13

7. We note your response to comments 4 and 19, however, it still appears that the amounts presented in your response do not clearly reconcile to the amounts presented in your financial statement footnotes as of December 31, 2006. For example, you disclose in your response to comment 4 that total investments, advances, and notes receivable amounted to $106 million as of December 31, 2006. However, the sum of these line items on page F-3 of your consolidated balance sheet amounts to approximately $47 million. Please revise future filings to more clearly reconcile these amounts directly back to your balance sheet.

Response:

Total investments include amounts in subsidiaries which are eliminated in consolidation.  The table was used to present all investments and potential future completion requirements. If you deduct the subsidiaries which are consolidated totaling $59 million, and consisting of Durant $15.8 million, Distribution Co. $3.9 million, and LNG $39.3 million, you get back to the investments, advances and notes receivable on the balance sheet totaling $47 million as noted above.

Note 17 - Commitments and Contingencies, page F-24

8. We note your response to comment 26 in which you state that you have been ordered to pay at least $5.6 million and $5.1 million in the matters concerning H.C. Wainwright and Vertex Energy, respectively. However, it appears from your response that no amounts have been accrued for these loss contingencies. In light of this order of payment and default judgment against you, please tell us how you determined that the amount of the loss could not be reasonably estimated. To the extent you did not record any accruals for these matters because you believe that there is a range of loss estimates and the low end of the range is zero, please explain your basis for that conclusion.

Response:

The Wainwright order consisted of liabilities which had been incurred by Apollo Resources, the parent. The parent had the assets necessary to satisfy this debt, resulting in no additional contingencies accruing to Earth.  In addition, this was settled in November 2007 by the Parent for $325,000, and the judgement against Earth was released.  This has been noted in the third quarter filing.

The Vertex lawsuit would result in the Company receiving the plant in lieu of any settlement, which has an appraised value in excess of the above amount.  As such, we would be recording an investment as well as any potential liability, and there were not be any loss recognition.  This investment was originally per a letter of intent versus a contract and the company believes they will prevail in any litigation, and not be required to acquire the above related property.

FORM 10-QSB FOR THE PERIOD ENDED JUNE 30,2007

Consolidated Financial Statements

Statements of Operations, page 4

9. Please revise your income statement so that losses on the sale of fixed assets and goodwill impairment losses are presented as a component of net loss from operations. Refer to paragraph 45 of SFAS 144 and paragraph 43 of SFAS 142.

Response:

Revised in future filings (and the third quarter filing) as noted above and in accordance with paragraph43 of SFAS 142 and paragraph 45 of SFAS 144.

Consolidated Statements of Stockholder' Equity, page 5

10. Please revise your statement of stockholders equity so that amounts presented in the column "other comprehensive income (loss)" add up to the total balance as of June 30, 2007.

     Response:

       Revised in future filings (and the third quarter filing) as noted above.

Note 1 - Basis of Presentation, page 7

11. We note your disclosures on page 7 that you have determined that changes in fair value on your available for sale securities were deemed other than temporary and thus the related losses were included in earnings for the six months ended June 30, 2007. Please revise future filings to include the reclassification adjustments required by paragraphs

18-20 of SFAS 130.

Response:

Revised in future filings (and the third quarter filing) as other comprehensive expenses.

Note 9 - Long Term Debt

12. Please tell us and revise your filing to disclose whether the term loans entered into in February and March 2007 totaling $24 million have any debt covenants or cross-default provisions whereby your default on other debt could cause your terms loans to become current. If so, please revise your filing to present the principal amount of your long term debt as current.

     Response:

We have disclosed in the quarter ended September 30, 2007, the cross-default provisions and the debt convenants regarding the above loans.  In addition the principal amount has been classified as current.

Closing Comments

In connection with responding to your comments, we acknowledge that:

the company is responsible for the adequacy and accuracy of the disclosures in the filing; staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand the purpose of your review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosures in our filing.  Please feel free to contact me or Melanie Farmer, SEC Reporting Manager, at 866-765-4940  EXT 3025 should you have any additional questions or need additional clarification.

Sincerely,

Darren Miles, Chief Financial Officer

Earth Biofuels, Inc.

            (Tel)  (866) 765-4940